UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

P.E.
8/1/02

For the Month of August 2002

TDC A/S

Headquarters
Nørregade 21
DK-0900
Copenhagen, Denmark

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F...X... Form 40-F......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
....

Earnings Release 2Q 2002

August 1, 2002

Highlights

2Q 2002 compared with 2Q 2001

- EBITDA of DKK 3.5bn, up 18%
- Strong net revenues and EBITDA performance in TDC Switzerland
- Net income[1] of DKK 535m, up from DKK 140m
- TDC affirms 2002 Outlook for net revenues, EBITDA and net income

[1] Excluding one-time items and fair value adjustments of minority passive investments

TDC Group, Income Statement[1]

DKKm	2Q 2001	2Q 2002	Change in %
Net revenues	**12,901**	**12,723**	**(1.4)**
Total revenues	**13,497**	**13,370**	**(0.9)**
Total operating expenses	(10,537)	(9,877)	6.3
EBITDA	**2,960**	**3,493**	**18.0**
Depreciation and amortization	(2,097)	(2,189)	(4.4)
EBIT	**863**	**1,304**	**51.1**
Net financials	(380)	(331)	12.9
Income before income taxes	**483**	**973**	**101.4**
Income taxes	(445)	(483)	(8.5)
Income before minority interests	**38**	**490**	**NM**
Minority interests' share of net income	102	45	(55.9)
Net income	**140**	**535**	**NM**
Earnings per share, DKK	**0.65**	**2.47**	**NM**

1) *Excluding one-time items and fair value adjustments of minority passive investments. All figures in this report are based on the new Danish Financial Statements Act, effective from January 1, 2002.*

Group highlights 2Q 2002

COPENHAGEN, Denmark, August 1, 2002 - The TDC Group today reported 2Q 2002 EBITDA of DKK 3,493m, up 18%. Net income[1] totaled DKK 535m, up from DKK 140m.

Capital expenditures excluding share acquisitions totaled DKK 1,924m, a 25% reduction compared with 2Q 2001.

Net debt was DKK 34.7bn by the end of 2Q 2002, unchanged from the beginning of the year.

"We achieved solid results in the second quarter of 2002 despite a consistently tough environment," says Henning Dyremose, President and CEO of the TDC Group. "We expect to fulfill our Outlook for 2002 as we continue our strong execution of plans and strategy. Our key priorities are to further improve our market position and earnings in the Danish operations while continuing the solid progress of TDC Switzerland."

Group net revenues declined 1.4% to DKK 12,723m compared with 2Q 2001. The reduction reflects the restructuring of Talkline and deconsolidation of Ben. On a comparable basis, net revenues grew 2.9%.

EBITDA rose 18% or DKK 533m to DKK 3,493m, driven primarily by TDC Mobile International and TDC Switzerland which, compared with 2Q 2001, improved their EBITDA by DKK 269m and DKK 325m, respectively. Adjusted for restructuring of Talkline and deconsolidation of Ben, EBITDA grew 14%.

EBIT rose 51% to DKK 1,304m, driven mainly by improvements in TDC Mobile International and TDC Switzerland.

[1] Excluding one-time items and fair value adjustments of minority passive investments.

Net financials[2] improved 13% to DKK (331)m, reflecting development in exchange rate adjustments.

In April 2002, TDC issued a EUR 750m (DKK 5.6bn) 10-year bond loan with a coupon of 6.50%. The proceeds from the offering were used to refinance short-term borrowings.

Income before income taxes[2] rose to DKK 973m from DKK 483m in 2Q 2001. This strong improvement is related to the improvements in TDC Mobile International and TDC Switzerland mentioned earlier.

Income taxes[2] totaled DKK 483m compared with DKK 445m in 2Q 2001, reflecting improved income before income taxes, partly offset by capitalization of tax assets in TDC Switzerland.

Net income[2] rose to DKK 535m compared with DKK 140m in 2Q 2001. This significant improvement is related to operating improvements.

Cash flow from operations in 2Q 2002 declined 26% to DKK 2,154m, reflecting higher EBITDA offset by higher interest paid and an increase in working capital. However, this decline is more than offset by lower cash flow to investing activities including lower capital expenditures, divestment of assets and dividends from associated enterprises.

One-time items comprised a gain of DKK 114m and related to reversal of unused restructuring provisions in Talkline and an impairment charge in Tele Danmark InterNordia. The after-tax impact of one-time items was DKK 9m.

Fair value adjustments of minority passive investments were DKK 270m, and related primarily to fair value adjustment of Belgacom's shares in Ben. The fair value adjustment of Ben shares is tax-free.

Net income including one-time items and fair value adjustment of minority passive investments in 2Q 2002 totaled DKK 865m, up from DKK 143m in 2Q 2001.

TDC's total pro rata customer base was unchanged at 13.1m, compared with 2Q 2001. The number of mobile users grew 3.6% to 6.4m, Internet subscribers grew 1.2% to 1.4m and the number of cable-TV subscribers increased 7.0% to 866,000. This growth was offset by a 5.6% decrease in the number of landline customers to 4.5m, due partly to the restructuring of Talkline. Adjusted for restructuring of Talkline and deconsolidation of Ben, the total number of customers grew 7.1%.

By the end of 2Q 2002, the Danish ADSL roll-out plan was complete and 95% of all Danish households are now covered. TDC's domestic broadband customer base increased 71% since the beginning of the year to a total of 215,000, comprising 187,000 ADSL customers and 28,000 high-speed cable modem customers.

[2]Excluding one-time items and fair value adjustments of minority passive investments.

TDC Tele Danmark Group

TDC Tele Danmark's activities cover mainly Danish landline operations and convergence solutions.

DKKm	2Q 2001	2Q 2002	Change in %
Net revenues			
Landline telephony	2,942	2,869	(2.5)
Data communications services	225	162	(28.0)
Terminal equipment etc.	620	671	8.2
Internet services	129	329	NM
Leased lines	537	407	(24.2)
Other[1]	331	335	1.2
Net revenues, total	**4,784**	**4,773**	**(0.2)**
Domestic	4,571	4,441	(2.8)
International	213	332	55.9
EBITDA	**1,525**	**1,474**	**(3.3)**
Domestic	1,543	1,487	(3.6)
International	(18)	(13)	27.8

1. Other includes mobile telephony, operator services and other services.

TDC Tele Danmark's net revenues declined 0.2% to DKK 4,773m, reflecting an increase in revenues from terminal equipment and Internet services as well as a reduction in revenues from landline telephony, data communications services and leased lines.

TDC Tele Danmark landline telephony net revenues decreased 2.5% to DKK 2,869m. Net revenues from domestic subscriptions rose 4.9% to DKK 1,178m, and reflected a modest price increase for quarterly subscriptions implemented by early 2002.

Net revenues from domestic traffic declined 8.7% to DKK 1,129m, which reflected a reduction in local call rates as well as a reduction in minute volumes. In the short term, the ADSL roll-out is causing a migration from minute-measured usage to flat-rate ADSL. Consequently, the domestic landline traffic volume decreased 12% in 2Q 2002.

Net revenues from international traffic amounted to DKK 563m compared with DKK 662m in 2Q 2001, reflecting lower transit traffic.

Net revenues from data communications amounted to DKK 162m, down 28%, reflecting a migration from Frame Relay to IP/VPN, which are recognized as Internet service revenues.

Net revenues from terminal equipment, etc. increased 8.2% to DKK 671m, reflecting increased sales in the Nordic countries, more than offsetting a reduction in domestic sales.

Net revenues from Internet services were DKK 329m, up from DKK 129m. These revenues include retail and wholesale revenues from ADSL. By the end of 2Q 2002, TDC Tele Danmark had completed the accelerated ADSL roll-out announced in February 2001. Today, ADSL covers 95% of all Danish households.

Net revenues from leased lines fell 24% to DKK 407m, reflecting substitution with other communications solutions as well as market conditions.

EBITDA in TDC Tele Danmark declined 3.3% to DKK 1,474m, reflecting reduced domestic demand for terminal equipment due to the current economic climate.

Capital expenditures excluding share acquisitions in TDC Tele Danmark totaled DKK 818m, a reduction of 10.4%, primarily reflecting the completion of ADSL roll-out as well as lower capital expenditures for ISDN and trunk network upgrades.

By the end of 2Q 2002, the number of domestic customers, including wholesale, in TDC Tele Danmark had risen 2.9% to 3.6m. The domestic subscriber base includes 2.7m PSTN subscriptions, down 1.8%. ISDN2 subscriptions increased 0.3% to 395,000, and the number of Duét subscriptions rose 2.3% to 266,000.

TDC Mobile International Group

TDC Mobile International includes mainly TDC Mobil A/S, Talkline including Infodienste, Polkomtel, Bité, UMC and Connect Austria.

DKKm	2Q 2001	2Q 2002	Change in %
Net revenues			
Mobile telephony	3,617	3,151	(12.9)
Landline telephony	701	692	(1.3)
Other	161	187	16.1
Net revenues, total	**4,479**	**4,030**	**(10.0)**
Domestic	1,231	1,316	6.9
International	3,248	2,714	(16.4)
EBITDA	**591**	**860**	**45.5**
Domestic	322	401	24.5
International	269	459	70.6

TDC Mobile International's net revenues of DKK 4,030m represented a 10% reduction. However, adjusted for the restructuring of Talkline's landline and Internet activities, sale of Talkline Nederland and deconsolidation of Ben, net revenues grew 4%.

Net revenues from mobile telephony declined 13% to DKK 3,151m, which was caused by the deconsolidation of Ben and the divestment of Talkline Nederland. On a comparable basis, net revenues declined 2%, resulting from lower mobile revenues in Talkline. Adjusted for the decline in Talkline, net revenues grew 9.9%

Net revenues from landline telephony were DKK 692m and related to Talkline Infodienste.

EBITDA was DKK 860m, up 46%. Adjusted for the restructuring of Talkline and the deconsolidation of Ben, EBITDA grew 21%, primarily reflecting improvements in domestic mobile activities, Connect Austria and Polkomtel.

Capital expenditures excluding share acquisitions in TDC Mobile International fell 30% to DKK 443m. The reduction relates to landline and Internet activities in Talkline and Connect Austria.

Domestic net revenues rose 6.9% to 1,316m, and EBITDA rose 24% to DKK 401m. The increase in domestic net revenues and EBITDA reflects an increase in traffic revenues to DKK 1,017m, up 8.1%. The minute volume was 768m, up 11% and the number of customers was 1,624m, up 0.4%. Monthly ARPU rose 12% in 2Q 2002 to DKK 218.

TDC Mobil has launched a European GPRS roaming facility based on a preferred roaming partnership with Vodafone announced in 2001. TDC Mobil also launched Wireless LAN in 2Q 2002, which provides customers in selected "hot spots" with mobile broadband access.

To stimulate usage, Polkomtel launched Multimedia Messaging Services in 2Q 2002. The other TDC Mobile International operations will launch MMS in the coming 9-month period.

Talkline, the 100% owned German mobile service provider, had net revenues of DKK 1,869m compared with DKK 2,394m, and EBITDA of DKK 149m compared with DKK 53m in 2Q 2001. This results from the restructuring of Talkline. By the end of 2Q 2002, Talkline had 1,609m mobile customers in Germany, down 10% compared with end 2Q 2001.

Bité, the 100% owned Lithuanian mobile GSM operator, had net revenues of DKK 148m, up 57%, and EBITDA of DKK 28m compared with DKK 45m in 2Q 2001. The number of customers grew an impressive 81% to 369,000.

Polkomtel, the 19.6% owned Polish mobile operator, achieved net revenues of DKK 453m, up 6.1%, and EBITDA of DKK 192m, up 25%. On a pro rata basis, Polkomtel had 756,000 mobile customers by the end of 2Q 2002, an increase of 34%.

UMC, the 16.3% owned Ukrainian mobile operator, recorded net revenues of DKK 93m, up 33%, and EBITDA of DKK 48m compared with DKK 33m in 2Q 2001. On a pro rata basis, the number of customers grew 108% to 204,000.

Connect Austria, the 15% owned Austrian mobile operator, had net revenues of DKK 152m, up 10%, and EBITDA of DKK 43m compared with DKK 25m in 2Q 2001. On a pro rata basis, the number of customers grew 13% to 237,000.

TDC Switzerland

TDC Switzerland provides mobile, landline and Internet services for the Swiss market using the sunrise brand name.

DKKm	2Q 2001	2Q 2002	Change in %
Net revenues			
Landline telephony	883	964	9.2
Mobile telephony	913	1,061	16.2
Internet services	140	153	9.3
Net revenues, total	**1,936**	**2,179**	**12.6**
EBITDA	**(91)**	**234**	**NM**

TDC Switzerland's net revenues grew 13% to DKK 2,179m, driven primarily by 16% growth in mobile telephony.

TDC Switzerland achieved EBITDA of DKK 234m compared with DKK (91)m in 2Q 2001. EBITDA was positively impacted by the growth in net revenues driven by higher volumes and increased market shares, and the stringent marketing and general cost discipline.

Capital expenditures excluding share acquisitions totaled DKK 236m, an increase of DKK 64m related to infrastructure build out.

During 2Q 2002, customer care was strengthened with a dedicated effort to enhance call-center functions, providing better customer service and increasing customer loyalty. To further enforce the strategy of owning distribution channels, six new sunrise shops were opened and a total of 14 shops now provide high-quality customer service.

TDC Switzerland announced the launch of Multimedia Messaging Service (MMS) effective from July 17, with a full commercial launch on October 1, 2002. TDC Switzerland is the first provider in Switzerland to make MMS available both to postpaid and prepaid customers.

At the end of 2Q 2002, TDC Switzerland's controlled customer base comprised 1.0m mobile customers, up 40%, 522,000 Internet customers including ADSL-customers, up 17%, and 838,000 landline customers, up 13%.

TDC Internet Group

TDC Internet activities include ISP and web services in Denmark, Eastern European Internet webservice operations, and Dan Net, the leading dataclearing provider.

Net revenues in TDC Internet were DKK 422m, up 87%. EBITDA totaled DKK (13)m compared with DKK (107)m in 2Q 2001.

Domestic net revenues grew 83% to DKK 384m with domestic EBITDA of DKK 25m compared with DKK (87)m in 2Q 2001, due primarily to solid performance in ADSL expansion.

Capital expenditures excluding share acquisitions were DKK 210m, reflecting primarily growth in sold ADSL connections.

The number of ADSL customers reached 187,000, up from 44,000 at end 2Q 2001 and up 68% in six months since year-end 2001. TDC Internet's domestic dial-up customer base totaled 538,000, down 4.1% compared with 2Q 2001, related to migration to ADSL.

Dan Net realized net revenues of DKK 82m, up 39%, and EBITDA of DKK 30m compared with DKK 11m in 2Q 2001.

International net revenues rose to DKK 38m, with international EBITDA of DKK (38)m compared with net revenues of DKK 16m and EBITDA of DKK (20)m in 2Q 2001.

TDC Directories Group

TDC Directories provides directory services, specialist B2B catalogs and on-line inquiry services in the Danish, Swedish, Finnish and Norwegian markets.

TDC Directories' net revenues were DKK 336m compared with DKK 383m in 2Q 2001. EBITDA totaled DKK 92m compared with DKK 110m in 2Q 2001.

TDC Directories' performance in 2Q 2002 was influenced by fewer directory releases in the first half of 2002 compared with the first half of 2001. This will be rebalanced in the second half of 2002.

TDC Cable TV Group

TDC Cable TV provides cable-TV services in Denmark.

Net revenues in TDC Cable TV totaled DKK 325m, up 11%, with EBITDA of DKK 5m compared with DKK 0m in 2Q 2001.

The customer base grew 7.0% to 866,000.

TDC Cable TV is also successfully marketing Internet access, and by the end of 2Q 2002 had 42,000 cable modem customers, up 68% since the end of 2001. 28,000 customers have high-speed access.

Outlook 2002

TDC's Outlook for 2002 is affirmed for net revenues, EBITDA and net income.

Compared with the May Outlook for 2002 provided in the 1Q 2002 release, EBITDA for TDC Switzerland has been revised upwards from DKK 0.5bn to DKK 0.7bn and EBITDA for TDC Tele Danmark has been revised downwards from DKK 6.7bn to DKK 6.5bn.

DKKbn	2001[1]	2002[1]	Change in %
TDC Tele Danmark			
Net revenues	19.5	19.1	(2)
EBITDA	6.9	6.5	(6)
TDC Mobile International			
Net revenues	17.6	16.6	(6)
EBITDA	2.3	3.3	42
TDC Switzerland			
Net revenues	7.8	9.1	17
EBITDA	(0.1)	0.7	NM
TDC Internet			
Net revenues	1.0	1.8	75
EBITDA[2]	(0.4)	0.0	NM
TDC Cable TV			
Net revenues	1.2	1.3	9
EBITDA[2]	0.0	0.0	NM
TDC Directories			
Net revenues	1.5	1.6	7
EBITDA	0.5	0.6	19
Other [3]			
Net revenues	3.0	3.3	9
EBITDA	3.6	2.9	(19)
TDC Group			
Net revenues	51.6	52.8	2
EBITDA	12.9	14.0	9
Net income	1.5	1.8	22

[1] All figures are excluding one-time items and fair value adjustments of minority passive investments.
[2] EBITDA is expected to be positive in 2002, but below DKK 0.1bn.
[3] Includes TDC Services, Belgacom, TDC A/S and elimination of internal settlements.

Safe harbor statement

Certain sections of this Quarterly Report contain forward-looking statements that reflect the Management's current views with respect to certain future events and financial performance. Statements concerning the outlook naturally involve uncertainties, and consequently actual results may differ materially from those projected or implied in these forward-looking statements. Further, certain forward-looking statements are based on assumptions of future events, which may prove not to be accurate.

Factors that may cause actual results to differ materially from those projected or implied in the forward-looking statements include - but are not limited to - economic trends and developments in financial markets and the economic impact of unexpected events; technological developments; changes in applicable Danish legislation and EU legislation; changes in interconnect rates; developments in competition within domestic and international communications solutions; introduction of and demand for new services and products; developments in the demand, product mix and prices in the mobile market, including marketing and customer acquisition costs; developments in the market for multimedia services; the possibilities of being awarded licenses; developments in TDC's international activities, which also involve certain political risks; and investments and divestitures in domestic and foreign companies.

TDC disclaims any obligation to update and revise statements contained in this release based on new information and other matters.

Conference call

TDC invites you to take part in a conference call today at 16.00 CET hosted by Henning Dyremose, Chief Executive Officer, and Hans Munk Nielsen, Chief Financial Officer. To participate, please call +353 1 240 54 34 from outside Denmark and 8080 2002 (toll-free) from Denmark about 10 minutes before the conference call is due to start.

The conference call will refer to a slide deck that is available at www.tdc.dk and www.tdc.com. Participants wishing to derive full benefit from the conference call should obtain these slides in due time before the conference call begins.

The conference will be available in digital replay until 7 August 2002: +353 1 240 00 41. Access code: 153488.

For further information, please contact Investor Relations at +45 3343 7680.

Financial calendar update

TDC's 3Q 2002 report will be released on Monday November 4, 2002.

Statements of Income

DKKm	2Q 2001	2Q 2002	Change in %
Landline telephony	4,359	4,399	0.9
Mobile telephony	4,291	4,072	(5.1)
Terminal equipment, etc.	678	713	5.2
Internet services	475	727	53.1
Leased lines	421	304	(27.8)
Operator services	118	116	(1.7)
Directories	353	307	(13.0)
Data communications services	193	139	(28.0)
Cable TV	294	327	11.2
Other activities (incl. Belgacom)	1,719	1,619	(5.8)
Net revenues	**12,901**	**12,723**	**(1.4)**
Of which domestic revenues	5,698	5,761	1.1
In percent of Group net revenues	44%	45%	
Of which international revenues	7,203	6,962	(3.3)
In percent of group net revenues	56%	55%	
Total revenues	**13,497**	**13,370**	***(0.9)***
Total operating expenses	(10,537)	(9,877)	6.3
EBITDA	**2,960**	**3,493**	**18.0**
Of which domestic EBITDA	2,189	2,179	(0.5)
In percent of group EBITDA	74%	62%	
Of which international EBITDA	771	1,314	70.4
In percent of group EBITDA	26%	38%	
Depreciation, amortization and write-downs etc.	(2,097)	(2,189)	(4.4)
Of which goodwill amortization	(400)	(377)	5.8
EBIT before one-time items	**863**	**1,304**	**51.1**
One-time items, net	0	114	NM
EBIT including one-time items	**863**	**1,418**	**64.3**
Net financials	(377)	(61)	83.8
of which financial expenses, net	(395)	(324)	18.0
of which income from inv. in other assoc. enterprises	15	(7)	(146.7)
of which fair value adj. of minority passive investments	3	270	NM
Income before income taxes	**486**	**1,357**	**179.2**
Total income taxes	(445)	(537)	(20.7)
of which related to ordinary income	(445)	(483)	(8.5)
of which related to fair value adj. of minority passive investments	0	51	NM
of which related to one-time items	0	(105)	NM
Income before minorities' interests	**41**	**820**	**NM**
Minority interests	102	45	(55.9)
of which related to ordinary income	102	45	(55.9)
of which related to one-time items	0	0	NM
Net income	**143**	**865**	**NM**
Net income excluding one-time items and fair value adjustments of minority passive investments	**140**	**535**	**NM**

Statements of Income for the business lines

DKKm	TDC Tele Danmark Group		TDC Mobile International Group		TDC Switzerland		TDC Internet Group	
	2Q 2001	2Q 2002	2Q 2001	2Q 2002	2Q 2001	2Q 2002	2Q 2001	2Q 2002
Net revenues, external customers	4,335	4,328	4,117	3,674	1,936	2,179	206	329
Net revenues, other business lines	450	445	363	356	0	0	20	93
Other revenues[1)]	411	457	133	109	0	35	13	(2)
Total revenues	**5,196**	**5,230**	**4,613**	**4,139**	**1,936**	**2,214**	**239**	**420**
Total operating expenses	(3,671)	(3,756)	(4,022)	(3,279)	(2,027)	(1,980)	(346)	(433)
EBITDA	**1,525**	**1,474**	**591**	**860**	**(91)**	**234**	**(107)**	**(13)**
Depreciation, amortization and write-downs	(630)	(630)	(361)	(348)	(533)	(628)	(37)	(81)
EBIT before one-time items	**895**	**844**	**230**	**512**	**(624)**	**(394)**	**(144)**	**(94)**

Capital expenditures excl. share acquisitions	**913**	**818**	**630**	**443**	**172**	**236**	**162**	**210**

DKKm	TDC Directories Group		TDC Cable TV Group		Other[2)]		TDC Group	
	2Q 2001	2Q 2002	2Q 2001	2Q 2002	2Q 2001	2Q 2002	2Q 2001	2Q 2002
Net revenues, external customers	357	305	294	325	1,656	1,583	12,901	12,723
Net revenues, other business lines	26	31	(2)	0	(857)	(925)	0	0
Other revenues[1)]	4	4	2	4	33	40	596	647
Total revenues	**387**	**340**	**294**	**329**	**832**	**698**	**13,497**	**13,370**
Total operating expenses	(277)	(248)	(294)	(324)	100	143	(10,537)	(9,877)
EBITDA	**110**	**92**	**0**	**5**	**932**	**841**	**2,960**	**3,493**
Depreciation, amortization and write-downs	(24)	(24)	(59)	(55)	(453)	(423)	(2,097)	(2,189)
EBIT before one-time items	**86**	**68**	**(59)**	**(50)**	**479**	**418**	**863**	**1,304**

Capital expenditures excl. share acquisitions	**6**	**8**	**74**	**55**	**600**	**154**	**2,557**	**1,924**

1) Includes other operating income and work performed for own purposes and capitalized.

2) Includes TDC A/S, Belgacom, TDC Services and eliminations of internal settlements.

Balance Sheets end of period

TDC Group (DKKm)	2Q 2001	2Q 2002
Assets		
Intangible assets, net	30,875	28,856
Property, plant and equipment, net	34,687	33,608
Investments and other assets, net	2,513	2,927
Total fixed assets	**68,075**	**65,391**
Total inventories	1,179	1,053
Total accounts receivable	20,253	23,375
Marketable securities	254	1,281
Cash	2,571	761
Total current assets	**24,257**	**26,470**
- of which interest-bearing assets	2,825	2,042
Total assets	**92,332**	**91,861**
Liabilities and shareowners' equity		
Shareowners' equity	**33,771**	**31,988**
Total liabilities	**58,561**	**59,873**
- of which interest-bearing debt	37,629	36,774
Total liabilities and shareowners' equity	**92,332**	**91,861**

Statements of Cash Flow

TDC Group (DKKm)	2Q 2001	2Q 2002	Change in %
Cash flow from operating activities	2,911	2,154	(26.0)
Cash flow from investing activities	(2,485)	(1,321)	46,8
Cash flow from financing activities	112	(3,751)	NM
Increase/decrease in cash and cash equivalents	**538**	**(2,918)**	**NM**
Cash and cash equivalents, end of period	**2,825**	**2,042**	**(27.7)**

Shareowners' equity

TDC Group (DKKm)	2Q 2001	2Q 2002
Shareowners' equity at April 1	35,972	33,583
Net income	143	865
Dividends paid	(2,264)	(2,363)
Acquisition of treasury shares	(132)	0
Currency translation adjustments	52	(97)
Shareowners' equity at June 30	**33,771**	**31,988**

Statistics

Group Customers

Customers, pro rata ('000)	2Q 2001	2Q 2002	Change in %
Domestic:			
Landline customers including wholesale	3,162	3,112	(1.6)
Mobile customers including wholesale and Duét	1,877	1,883	0.3
Internet including dial-up, ADSL, cable modem and wholesale	616	767	24.5
Cable-TV customers	809	866	7.0
Domestic subscriptions, total	**6,464**	**6,628**	**2.5**
International:			
Landline customers	1,577	1,360	(13.8)
Mobile customers	4,308	4,527	5.1
Internet customers	763	628	(17,7)
International pro rata customers, total	**6,648**	**6,515**	**(0.2)**
Group customers, total	**13,112**	**13,143**	**0.2**

Domestic traffic data

Traffic volume (million minutes):	2Q 2001	2Q 2002	Change in %
Domestic landline traffic including wholesale	6,567	5,780	(12.0)
International traffic	570	547	(4.0)
Mobile traffic including wholesale	693	768	10.8

Employees

TDC and fully consolidated subsidiaries	2Q 2001	2Q 2002	Change in %
Employees	22,429	22,881	2.0

SELECTED FINANCIAL AND OPERATING DATA

		1997	1998	1999	2000	2001	2Q 2002
Statements of Income DKKm							
Net revenues		29,386	33,989	38,206	44,552	51,564	12,723
Total revenues		31,036	35,867	40,437	46,757	54,082	13,370
Total operating expenses		(21,165)	(24,859)	(28,104)	(33,742)	(41,212)	(9,877)
EBITDA		**9,871**	**11,008**	**12,333**	**13,015**	**12,870**	**3,493**
Depreciation, amortization and write-downs		(5,334)	(5,331)	(5,640)	(6,240)	(8,531)	(2,189)
EBIT before one-time items		**4,537**	**5,677**	**6,693**	**6,775**	**4,339**	**1,304**
One-time items, net		(2,292)	755	0	6,161	(2,548)	114
EBIT, including one-time items		**2,245**	**6,432**	**6,693**	**12,936**	**1,791**	**1,418**
Net financials		42	206	(224)	(470)	(787)	(61)
Earnings before tax		**2,287**	**6,638**	**6,469**	**12,466**	**1,004**	**1,357**
Total income taxes		(1,146)	(1,896)	(2,667)	(3,212)	(1,425)	(537)
Net income before minority interests		**1,141**	**4,742**	**3,802**	**9,254**	**(421)**	**820**
Minority interests		27	(34)	(62)	(15)	407	45
Net income		**1,168**	**4,708**	**3,740**	**9,239**	**(14)**	**865**
Excluding one-time items and fair value adjustments of minority passive investments							
EBIT		**4,537**	**5,677**	**6,693**	**6,775**	**4,339**	**1,304**
Net financials		18	(35)	(250)	(667)	(1,368)	(331)
Earnings before tax		**4,555**	**5,642**	**6,443**	**6,108**	**2,971**	**973**
Income taxes		(1,979)	(2,052)	(2,667)	(2,547)	(1,855)	(483)
Net income before minority interests		**2,576**	**3,590**	**3,776**	**3,561**	**1,116**	**490**
Minority interests' share of ordinary income		27	(34)	(62)	(15)	355	45
Net income		**2,603**	**3,556**	**3,714**	**3,546**	**1,471**	**535**
Balance Sheets DKKbn							
Total assets		59.1	54.0	62.8	75.8	93.7	91.9
Total shareowners' equity		34.1	26.9	28.5	35.5	33.3	32.0
Shares issued (million)		262.0	216.5	216.5	216.5	216.5	216.5
Cash flows DKKm							
Operating activities		7,805	8,999	8,504	8,947	7,000	2,154
Investing activities		(8,972)	(5,925)	(11,318)	(7,520)	(20,841)	(1,321)
Financing activities		(1,013)	(8,830)	2,997	3,277	10,511	(3,751)
Change in cash and cash equivalents		(2,180)	(5,756)	183	4,704	(3,330)	(2,918)
Capital expenditures DKKbn							
TDC, excluding share acquisitions		6.9	7.0	7.4	9.7	11.0	1.9
TDC, including share acquisitions		9.2	7.6	11.5	16.1	23.0	2.1
Key Ratios							
Reported EPS	DKK	4.5	20.4	17.3	42.7	(0.1)	4.0
Operating EPS[1)]	DKK	9.9	15.4	17.2	16.4	7.0	2.5
Pro forma EPS[2)]	DKK	12.3	18.3	20.3	20.3	14.0	4.3
Dividend per share	DKK	9.0	9.5	10.0	10.5	11.0	-
Net interest-bearing debt	DKKbn	0.0	8.6	13.6	14.1	34.6	34.7
Operating profit ratio (EBIT-margin)	%	15.4	16.7	17.5	15.2	8.4	10.2
Return on capital employed (ROCE)[3)]	%	14.0	17.5	19.6	16.8	9.9	2.7
Subscriber base - pro rata (end of period)	('000)						
Landline		3,998	4,277	4,410	4,559	4,740	4,472
Domestic		3,182	3,204	3,203	3,182	3,139	3,112
International		816	1,073	1,207	1,377	1,601	1,360
Mobile		1,791	2,312	3,233	4,888	6,316	6,410
Domestic		894	995	1,294	1,648	1,911	1,883
International		897	1,317	1,939	3,240	4,405	4,527
Internet		153	327	662	1,063	1,579	1,395
Cable TV		765	812	825	801	828	866
Total subscribers		**6,707**	**7,728**	**9,130**	**11,311**	**13,463**	**13,143**
Number of employees		**18,022**	**17,492**	**18,719**	**20,034**	**22,624**	**22,881**
USD/DKK exchange rate						8.41	
EUR/DKK exchange rate						7.44	

1) Operating EPS excludes one-time items and fair value adjustments of minority passive investments.
2) Pro forma EPS excludes goodwill amortization, one-time items and fair value adjustments of minority passive investments.
3) ROCE is defined as operating income before one-time items plus interests and other financial income excl. fair value adjustments of passive minority investments divided by total shareowners' equity plus interest bearing debt.

Restated figures in accordance with the new Danish Financial Statements Act.

DKKm	1Q01	2Q01	1H 01	3Q01	4Q01	2H 01	1Q02	2Q02	1H 02
TDC Tele Danmark	4,855	4,784	9,639	4,791	5,023	9,814	4,686	4,773	9,459
TDC Mobile International	4,204	4,479	8,683	4,660	4,237	8,897	4,066	4,030	8,096
TDC Internet	177	226	403	270	356	626	391	422	813
TDC Switzerland	1,598	1,936	3,534	1,907	2,335	4,242	2,165	2,179	4,344
TDC Directories	359	383	742	223	536	759	296	336	632
TDC Cable TV	279	292	571	293	328	621	321	325	646
Others[1)]	909	801	1,710	784	539	1,323	705	658	1,363
Net revenues	**12,381**	**12,901**	**25,282**	**12,928**	**13,354**	**26,282**	**12,630**	**12,723**	**25,353**
TDC Tele Danmark	1,720	1,525	3,245	1,696	1,958	3,654	1,510	1,474	2,984
TDC Mobile International	320	591	911	809	613	1,422	734	860	1,594
TDC Internet	(123)	(107)	(230)	(95)	(25)	(120)	(45)	(13)	(58)
TDC Switzerland	(139)	(91)	(230)	(14)	167	153	121	234	355
TDC Directories	132	110	242	19	242	261	45	92	137
TDC Cable TV	(39)	-	(39)	(12)	-	(12)	2	5	7
Others[1)]	885	932	1,817	866	930	1,796	840	841	1,681
EBITDA	**2,756**	**2,960**	**5,716**	**3,269**	**3,885**	**7,154**	**3,207**	**3,493**	**6,700**
Depreciation	(1,939)	(2,097)	(4,036)	(2,221)	(2,274)	(4,495)	(2,146)	(2,189)	(4,335)
- of which goodwill amortization	(351)	(400)	(751)	(387)	(362)	(749)	(375)	(377)	(752)
EBIT, excl, one-time items	**817**	**863**	**1,680**	**1,048**	**1,611**	**2,659**	**1,061**	**1,304**	**2,365**
One time items	394	0	394	0	(2,942)	(2,942)	(459)	114	(345)
EBIT, incl, one-time items	**1,211**	**863**	**2,074**	**1,048**	**(1,331)**	**(283)**	**602**	**1,418**	**2,020**
Net financials	(176)	(377)	(553)	(342)	108	(234)	(321)	(61)	(382)
- of which									
Financial expenses	(144)	(395)	(539)	(348)	(426)	(774)	(374)	(324)	(698)
Income from inv. in other ass. enterprises	(14)	15	1	1	(57)	(56)	(26)	(7)	(33)
Fair value adj. of min. passive inv.	(18)	3	(15)	5	591	596	79	270	349
Earnings before tax	**1,035**	**486**	**1,521**	**706**	**(1,223)**	**(517)**	**281**	**1,357**	**1,638**
Tax	(850)	(445)	(1,295)	(481)	351	(130)	(22)	(537)	(559)
- Ordinary income tax	(522)	(445)	(967)	(481)	(407)	(888)	(350)	(483)	(833)
- Tax related to one-time items	(328)	0	(328)	0	769	769	370	(105)	265
- Tax on fair value adj. of minority passive investments	0	0	-	0	(11)	(11)	(42)	51	9
Net income before minority interests	**185**	**41**	**226**	**225**	**(872)**	**(647)**	**259**	**820**	**1,079**
Minorities	159	102	261	109	37	146	67	45	112
- Minorities of ordinary income	92	102	194	109	52	161	67	45	112
- Minorities related to one-time items	67	0	67	0	(15)	(15)	0	0	-
Net income after minorities	**344**	**143**	**487**	**334**	**(835)**	**(501)**	**326**	**865**	**1,191**
Excluding one-time items and fair value adjustments of minority passive investments									
EBIT	**817**	**863**	**1,680**	**1,048**	**1,611**	**2,659**	**1,061**	**1,304**	**2,365**
Net financials	(158)	(380)	(538)	(347)	(483)	(830)	(400)	(331)	(731)
Earnings before tax	**659**	**483**	**1,142**	**701**	**1,128**	**1,829**	**661**	**973**	**1,634**
Ordinary inome tax	(522)	(445)	(967)	(481)	(407)	(888)	(350)	(483)	(833)
Net income before minority interests	**137**	**38**	**175**	**220**	**721**	**941**	**311**	**490**	**801**
Minorities of ordinary income	92	102	194	109	52	161	67	45	112
Net income after minorities	**229**	**140**	**369**	**329**	**773**	**1,102**	**378**	**535**	**913**

1) Includes TDC A/S, Belgacom, TDC Services and eliminations of internal settlements.

TDC is a growth and value-creation oriented Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as seven main business lines; TDC Tele Danmark, TDC Mobile International, TDC Internet, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represents one half of one common share
ISIN US8723 6N1028
Sedol 2883094.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDC A/S

By: Heidi Soeren

Name: Mrs. Heidi Soerensen
Title: Assistant/Investor Relations

Date: August 1, 2002